SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 1 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                           TRIAD HOSPITALS, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 89579K109
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                              (CUSIP NUMBER)

                        Greenlight Capital, L.L.C.
                           420 Lexington Avenue
                                 Suite 875
                         New York, New York 10170
                         Tel. No.: (212) 973-1900
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                             Eliot D. Raffkind
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                              August 16, 1999
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          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89579K109                 13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Greenlight Capital, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a) /  /
                                                       (b) /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF      7    SOLE VOTING POWER           2,540,500
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,540,500
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,540,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                              /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14   TYPE OF REPORTING PERSON*

     OO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89579K109              13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David Einhorn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a) /  /
                                                       (b) /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           2,540,500
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,540,500
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,540,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                              /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14   TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 89579K109              13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeffrey A. Keswin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                          (a) /  /
                                                       (b) /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           2,540,500
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      2,540,500
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,540,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                              /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

14   TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, as an amendment to the initial statement on
Schedule 13D, relating to shares of common stock of Triad Hospitals, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on July 30, 1999 (the "Initial Schedule 13D").

     This Amendment No. 1 to Schedule 13D relates to shares of common stock of the Issuer ("Common Stock") purchased by Greenlight for the account of
(i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), for whom Greenlight acts as investment advisor, and (iii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner. The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of August 16, 1999, Greenlight had invested (i) $8,655,352.64 in shares of Common Stock through Greenlight Fund, (ii) $8,709,079.86 in shares of Common Stock through Greenlight Offshore and (iii) $12,304,619.05 in shares of Common Stock through Greenlight Qualified, all as described in
Item 5 below. The above amounts include any commissions incurred in the investments. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

     (a) As of August 16, 1999, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of 2,540,500 shares of Common Stock of the Issuer or 7.5% of the shares outstanding. The 2,540,500 shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

     The number of shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin on August 16, 1999 is based on 33,870,312 outstanding shares of Common Stock as of August 3, 1999 as reported in the Issuer's Form 10-Q filed with the Commission on August 12, 1999.

     (c) The transactions in the Issuer's securities by Greenlight during the period of July 29, 1999 to August 16, 1999 are listed as Annex A attached hereto and made apart hereof.

                                  ANNEX A


     Transaction            Buy/          Quantity          Price per
         Date               Sell          (shares)          Share ($)
     -----------         ---------        ---------         ---------
        8/5/99             Buy               3,000            9.80
        8/5/99             Buy               2,500            9.75
        8/6/99             Buy              10,500            9.80
        8/10/99            Buy              50,000           10.1188
        8/10/99            Buy               6,500           10.1058
        8/11/99            Buy              10,700           10.05
        8/13/99            Buy              28,300           10.8896
        8/16/99            Buy               2,000           11.2913
        8/16/99            Buy             427,000           12.125

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    August 19, 1999



                              Greenlight Capital, L.L.C.


                              By:   /s/ Jeffrey A. Keswin
                                   --------------------------------------
                                   JEFFREY A. KESWIN, Managing Member



                               /s/ David Einhorn
                              -------------------------------------------
                              David Einhorn



                               /s/ Jeffrey A. Keswin
                              -------------------------------------------
                              Jeffrey A. Keswin